                 Securities and Exchange Commission

                       Washington, D.C.  20549


                            Schedule 13D


              Under the Securities Exchange Act of 1934


                       OCEANIC EXPLORATION COMPANY
                          (Name of Issuer)

                   Common Stock, $.0625 par value
                   (Title of Class of Securities)

                              675239107
                           (CUSIP Number)



                          Rhonda L. Suiter
                         8082 S. Niagra Way
                      Englewood, Colorado 80112
                           (303) 779-7911
                 (Name, Address and Telephone Number
                   of Person Authorized to Receive
                     Notices and Communications)

                            March 8, 1996
                (Date of Event which Requires Filing
                         of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with this statement. /X/

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


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CUSIP NUMBER: 675239107                                       PAGE 2 OF 7 PAGES
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 1)   Names of Reporting Persons; S.S. or I.R.S. Identification

           Western International Technology Corporation
-------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  N/A
     (b)  N/A
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3)   SEC Use Only
-------------------------------------------------------------------------------

4)   Source of Funds (See Instructions)                                   WC(1)
-------------------------------------------------------------------------------

5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e) N/A
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6)   Citizenship or Place of Organization                                    CO
-------------------------------------------------------------------------------

   Number of                7)    Sole Voting Power                     545,800
    Shares                  ---------------------------------------------------
  Beneficially
   Owned by                 8)    Shared Voting Power                         0
 Each Reporting             ---------------------------------------------------
   Person With
                            9)    Sole Dispositive Power                545,800
                            ---------------------------------------------------

                            10)   Shared Dispositive Power                    0
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11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                     545,800
-------------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)                             N/A
-------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                   5.50%
-------------------------------------------------------------------------------

14)  Type of Reporting Persons (See Instructions)                            CO
-------------------------------------------------------------------------------
_________________
(1) Funds loaned from the working capital of Western International Technology Corporation to International Cordillera Limited, a wholly owned subsidiary of Western International Technology Corporation.

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CUSIP NUMBER: 675239107                                       PAGE 3 OF 7 PAGES
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1)   Names of Reporting Persons; S.S. or I.R.S. Identification

           International Cordillera Limited
-------------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  N/A
     (b)  N/A
-------------------------------------------------------------------------------

3)   SEC Use Only
-------------------------------------------------------------------------------

4)   Source of Funds (See Instructions)                                   AF(1)
-------------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A
-------------------------------------------------------------------------------

6)   Citizenship or Place of Organization                               Bahamas
-------------------------------------------------------------------------------

   Number of                7)    Sole Voting Power                     545,800
    Shares                  ---------------------------------------------------
  Beneficially
   Owned by                 8)    Shared Voting Power                         0
 Each Reporting             ---------------------------------------------------
   Person With
                            9)    Sole Dispositive Power                545,800
                            ---------------------------------------------------

                            10)   Shared Dispositive Power                    0
-------------------------------------------------------------------------------

11)  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                     545,800
-------------------------------------------------------------------------------

12)  Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See Instructions)                             N/A
-------------------------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)                   5.50%
-------------------------------------------------------------------------------

14)  Type of Reporting Persons (See Instructions)                            CO

-------------------------------------------------------------------------------
_________________
(1) Funds loaned from the working capital of Western International Technology Corporation to International Cordillera Limited, a wholly owned subsidiary of Western International Technology Corporation.

CUSIP NUMBER: 675239107                                       PAGE 4 OF 7 PAGES
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ITEM 1. SECURITY AND ISSUER

The securities to which this Schedule relates is the common stock, $.0625 par value of OCEANIC EXPLORATION COMPANY (the "Issuer"). The Issuer's principal executive offices are located at 5000 South Quebec Street, Suite 450, Denver, Colorado 80237.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule is being filed jointly on behalf of the following persons (referred to individually and collectively as "Filer"):

     1.  (a) Name - Western International Technology Corporation

         (b) Principal business address - 8082 S. Niagra Way
                                          Englewood, Colorado 80112

         (c) Present principal occupation or employment - The principal occupation or employment of Filer is a holding company.

         (d) During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years Filer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was, or is, subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

         (f) Citizenship - Colorado


     2.  (a) Name - International Cordillera Limited

         (b) Principal business address - Del Bern House,
                                          11 Victoria Avenue
                                          Nassau, Bahamas

         (c) Present principal occupation or employment - The principal occupation or employment of Filer is investment in securities.

         (d) During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP NUMBER: 675239107                                       PAGE 5 OF 7 PAGES
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         (e) During the past five years neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was, or is, subject to a judgment, decree or final order, enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

         (f) Citizenship - Bahamas

     3. The name, address, present principal employment and citizenship of each of Filer's directors, executive officers and controlling persons are set forth in Exhibit A which is attached hereto and incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to a rights offering conducted by the Issuer, International Cordillera Limited, a wholly owned subsidiary of Western International Technology Corporation purchased 355,413 shares of Common Stock of the Issuer for $35,541 in cash from funds borrowed from Western International Technology Corporation from its working capital funds, increasing the percentage ownership of International Cordillera Limited of the outstanding securities of Issuer to in excess of five percent.

ITEM 4.  PURPOSE OF TRANSACTION

     The Issuer offered to the holders of its outstanding Common Stock of record at the close of business on January 16, 1996 (the "Record Date"), the right to subscribe for and purchase at a price of $.10 per share 1.5325 shares of Common Stock for each share of Common Stock held of record on the Record Date and a prorata portion of any of the offered shares not subscribed for by other stockholders. The offering raised gross proceeds of $600,100 to be used by the Issuer to fund future operations of the Issuer, make reimbursements to NWO Resources, Inc. of advances to the Issuer for legal fees, including accrued interest up to $100,000, and pay accounts payable.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of the class of the Issuer's common stock beneficially owned by the reporting persons is as follows:

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CUSIP NUMBER: 675239107                                       PAGE 6 OF 7 PAGES
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

                             TOTAL NUMBER OF
                             SHARES
                             BENEFICIALLY          PERCENTAGE OF
REPORTING PERSON             OWNED                 CLASS
----------------             ---------------       -------------
Western International        545,800               5.50%
Technology Corporation

International Cordillera     545,800               5.50%
Limited

     The reporting persons filing this Schedule do not comprise a group with any other person.

     (b) International Cordillera Limited has sole power to vote and to dispose of 545,800 Shares of Common Stock. Western International Technology Corporation as the sole owner of International Cordillera Limited, has sole power to direct the vote and to dispose of or direct the disposition of 545,800 Shares of Common Stock.

     (c) Except as set forth herein, neither Filer nor (to the best knowledge of Filer) any person identified on Exhibit A has effected any transaction in shares of Common Stock of Issuer during the past 60 days.

     (d)  N/A

     (e)  N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following exhibits are filed herewith:

           Exhibit A - Name, citizenship, business address and present principal employment of each director, executive officer and controlling person of Filer.

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CUSIP NUMBER: 675239107                                       PAGE 7 OF 7 PAGES
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SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March 13, 1996


                            WESTERN INTERNATIONAL TECHNOLOGY
                            CORPORATION


                            /s/ Lettie Flower
                            --------------------------------------
                            By: Lettie Flower
                            Title: Treasurer



                            INTERNATIONAL CORDILLERA LIMITED



                            /s/ Lettie Flower
                            --------------------------------------
                            By: Lettie Flower
                            Title: Attorney-in-fact

                              EXHIBIT A
            WESTERN INTERNATIONAL TECHNOLOGY CORPORATION
                  EXECUTIVE OFFICERS AND DIRECTORS



                            PRINCIPAL OCCUPATION
NAME AND POSITION           AND BUSINESS ADDRESS            CITIZENSHIP
-----------------           --------------------            -----------
John E. Jones, Director     Senior Vice President,          United States
and President               General Atomics,
                            3550 General Atomics Court
                            San Diego, CA  92121

Reau Graves, Jr.,           Chairman of the Board           United States
Director                    Sequoyah Fuels Corporation
                            I-40 and Highway 10
                            Gore, OK  74435

Rhonda L. Suiter,           President, Utah Gas             United States
Director and Secretary      Service Company
                            5000 South Quebec Street,
                            Suite 650
                            Denver, CO  80237

Lettie Flower,              Staff Accountant,               United States
Treasurer                   General Atomics
                            3550 General Atomics Court
                            San Diego, CA  92121


                  INTERNATIONAL CORDILLERA LIMITED
                  EXECUTIVE OFFICERS AND DIRECTORS


                            PRINCIPAL OCCUPATION
NAME AND POSITION           AND BUSINESS ADDRESS            CITIZENSHIP
-----------------           --------------------            -----------

Gary W. Christie,           Investment Banking, Del Bern    Bahamian
Director and President      House, 11 Victoria Avenue
                            Nassau, Bahamas

Tootsie V. Hunter,          Investment Banking, Del Bern    Bahamian
Director and Secretary      House, 11 Victoria Avenue
                            Nassau, Bahamas

                   PERSON HAVING VOTING CONTROL OF
            WESTERN INTERNATIONAL TECHNOLOGY CORPORATION

                                NONE
